UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CTI INDUSTRIES CORPORATION

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

125961 30 0

(CUSIP Number)

Stephen M. Merrick, President and Chief Financial Officer

22160 N. Pepper Road, Barrington, Illinois 60010 (847) 382-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of ' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ' 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 125961 30 0	13D

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

The Merrick Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		760,285 Shares of Common Stock
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		None
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		760,285 Shares of Common Stock
	10.	SHARED DISPOSITIVE POWER

None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

760,285 Shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 23.54% of the issued and outstanding Common Stock
14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS

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CUSIP No. 125961 30 0	13D

SCHEDULE 13D

ITEM 1.	Security and Issuer.

This Statement relates to shares of Common Stock (“Common Stock”) of CTI Industries Corporation (the “Company”). The Company’s principal executive offices are located at 22160 N. Pepper Road, Barrington, IL 60010.

ITEM 2.	Identity and Background.

This Statement is filed by The Merrick Company, an Illinois limited liability company, its business address is 1216 W. Northwest Highway, Palatine, IL 60067. Stephen M. Merrick is the manager of The Merrick Company. Mr. Merrick is the President and Chief Financial Officer of the Company. The address of the Company’s principal executive offices is 22160 N. Pepper Road, Barrington, IL 60010. Mr. Merrick is a citizen of the United States of America.

During the past five years, Mr. Merrick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Merrick or The Merrick Company been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the common stock acquired by The Merrick Company in 2012 was approximately $18,872.30, excluding commissions, and was the result of the purchase of Common Stock from the Company and exercising options. As of the date of this Statement, no arrangements with third parties have been made with respect to financing the acquisition of additional shares of Common Stock.

ITEM 4.	Purpose of Transaction.

The Merrick Company acquired the shares of Common Stock indicated herein solely for investment purposes. The Merrick Company may elect to acquire additional shares of Common Stock or to sell shares. Any such determination may be based on a number of factors, including the continued employment of Mr. Merrick by the Company, the continued attractiveness of investment in the Company at then prevailing market prices, the number of shares of Common Stock that are available for purchase, the price or prices thereof, general market conditions and other similar factors.

While The Merrick Company reserves the right to develop plans or proposals in the future with respect to the following items, at the present time The Merrick Company has no plans or proposals that relate to or would result in any of the following:

(a)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(b)    Sale or transfer of a material amount of assets of the Company or any of its

Subsidiaries;

(c)    Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(d)    Any material change in the present capitalization or dividend policy of the Company;

(e)    Any other material change in the Company’s business or corporate structure;

(f)     Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(g)    Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)    A class of equity securities in the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(i)     Any action similar to any of those enumerated above.

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CUSIP No. 125961 30 0	13D

ITEM 5.	Interest in Securities of the Issuer.

Under the rules and regulations of the Securities and Exchange Commission, The Merrick Company may be deemed to be the beneficial owner of a total of 760,285 shares of Common Stock of the Company, representing approximately 23.54% of the issued and outstanding shares of Common Stock.

The percentage of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 3,230,000 shares of Common Stock outstanding as of February 27, 2013.

During the past 60 days, The Merrick Company purchased 3,000 shares of Common Stock from the Company at $5.0001 per share on December 26, 2012.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Merrick Company is not a party to any contract, arrangement, understanding or relationship with any other person with respect to shares of Common Stock, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2013
Date

THE MERRICK COMPANY

By:	/s/ Stephen M. Merrick
Stephen M. Merrick, its Manager

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